FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, April 27, 2004

Press Release

SUEZ Combined Annual and Extraordinary General Meetings

Tuesday, April 27, 2004

SUEZ Shareholders, deliberating as Combined Annual and Extraordinary General Meetings and chaired by Gérard Mestrallet, Chairman and CEO, met Tuesday, April 27, to review the Report of the Board of Directors for the fiscal year ending December 31, 2002.

The Meetings approved the Company’s financial statements for fiscal year 2002 and set the net dividend for the year at EUR 0.71 per share, plus a tax credit of EUR 0.355. The dividend shall fall due for payment May 3, 2004.

The Shareholders’ Meetings notably took the following decisions:

-	Renewal, for a term of 4 years, of the Director mandates of:
•	M. Gerhard Cromme, non Executive Director,
•	M. Etienne Davignon, Vice Chairman of SUEZ-TRACTEBEL,
•	M. Albert Frère, Chairman and Executive Director of Groupe Bruxelles Lambert,
•	M. Jean Peyrelevade, non Executive Director.

-	Appointed as Director for a term of four years of:
•	M. Edmond Alphandéry, Chairman of the Supervisory Board of CNP Assurances,
•	M. René Carron, Chairman of the Board of Directors of Crédit Agricole S.A.,
•	M. Thierry de Rudder, Executive Director of Groupe Bruxelles Lambert.

Two thousand shareholders attended the Meetings which were transmitted audio live via Internet (www.suez.com) and will be retransmitted on Internet for the following three months.

The Board of Directors which followed the General Assembly completed and modified the making up of the Board’s committee appointing:

-	M. Jacques Lagarde, Chairman of the Audit Committee,
-	M. Etienne Davignon, Chairman of the Ethics, Environment and Sustainable Development Committee and M. Edmond Alphandéry, member of this Committee.
-	Mme Anne Lauvergeon, member of the Compensation and Appointments Committee.

SUEZ,(www.suez.com) a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy  –  electricity and gas  –  and the Environment  – water and waste services. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears and will appear in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:
France:	Financial analyst contacts:
Anne Liontas: 331 4006 6654	Arnaud Erbin: 331 4006 6489
Catherine Guillon: 331 4006 6715	Bertrand Haas: 331 4006 6609
Antoine Lenoir: 331 4006 6650
Belgium:
Guy Dellicour: 322 370 34 05

This press release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 27, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary